Filed Pursuant to Rule 424(b)(5)
Registration No. 333-144251

Prospectus Supplement
(To Prospectus dated August 8, 2007)

1,600,000 Ordinary Shares

        We are offering 1,600,000 of our ordinary shares, NIS 0.02 par value, in this offering.

        Our ordinary shares are listed on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange under the symbol “LNOP.” On September 17, 2007, the last reported sale price of an ordinary share of LanOptics Ltd. on the NASDAQ Capital Market was $19.89.

        You should carefully read this prospectus supplement and the accompanying prospectus (including all of the information incorporated by reference therein) before you invest. Investing in our ordinary shares involves a high degree of risk. Please read “Risk Factors” beginning on page 4 of the accompanying prospectus dated August 8, 2007 before investing in our ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total

Public offering price	$18.85	$30,160,000
Underwriting discounts and commissions	$0.55	$880,000
Proceeds, before expenses, to us	$18.30	$29,280,000

        Delivery of the ordinary shares is expected to be made on or about September 20, 2007, by electronic delivery via the Depository Trust Company. The underwriter is offering the ordinary shares as set forth under “Underwriting.”

Jefferies & Company

Prospectus Supplement dated September 17, 2007

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        In this prospectus, “we”, “us”, “our”, the “Company” and “LanOptics” refer to LanOptics Ltd., an Israeli based company, and our significant subsidiary, EZchip Technologies Ltd.

        This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission, or the Commission, using a “shelf” registration process. Under this registration statement, we registered the offering of up to 2,500,000 of our ordinary shares from time to time in one or more offerings. This prospectus supplement provides specific information about the offering of up to 1,600,000 of our ordinary shares under the shelf registration statement. The accompanying prospectus provides more general information regarding this offering and the description of the ordinary shares we may offer. Generally, when we refer to the prospectus, we are referring to both this prospectus supplement and the accompanying prospectus. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        Before you invest in our ordinary shares, you should carefully read this prospectus supplement, the accompanying prospectus, and the information that we incorporate by reference into those documents. In the event that there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein, you should only rely on the information contained in the document with the latest date. Please refer to the information and documents listed and described under the heading “Where You Can Find More Information” in the prospectus and this prospectus supplement.

        All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

        You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us. We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information about us and this offering. This information is not complete and does not contain all of the information you should consider before investing in the securities offered pursuant to this prospectus. Accordingly, you should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus.

About LanOptics Ltd.

        We were incorporated in Israel in December 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate local area networks, or LANs, and wide area networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, EZchip Technologies Ltd., or EZchip, in which we currently have an approximately 78% ownership interest.

        Our registered offices and our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is 972-4-959-6666. Our address on the Internet is www.lanoptics.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

Recent Developments

        We have recently sold 900,000 of our ordinary shares to an investor and received net proceeds of approximately $14.35 million. We have used approximately $12.5 million of such proceeds to purchase EZchip ordinary shares that were issued to EZchip employees upon the exercise of EZchip stock options.

The Offering

Ordinary shares offered	1,600,000 shares

NASDAQ Capital Market symbol	"LNOP"

Use of proceeds	We intend to use the net proceeds from the sale of the ordinary shares in this offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company. See "Use of Proceeds" on page S-5 of the prospectus supplement.

Ordinary shares outstanding before the offering	16,712,245 shares

Ordinary shares outstanding after the offering	18,312,245 shares

Risk factors	Before deciding to invest in our ordinary shares, you should carefully consider the risks related to our business, the offering and our ordinary shares, and our location in Israel. See "Risk Factors" beginning on page 4 of the accompanying prospectus.

        The number of ordinary shares that will be outstanding immediately after this offering is based on 16,712,245 ordinary shares outstanding as of September 17, 2007. The number of outstanding ordinary shares excludes:

—	666,300 ordinary shares issuable as of September 17, 2007 upon the exercise of warrants outstanding prior to this offering, at a weighted average exercise price of $14.30 per share;

—	5,000 ordinary shares issuable upon the exercise of outstanding options granted under our 2003 Amended and Restated Equity Incentive Plan that had vested as of September 17, 2007, at a weighted average exercise price of $6.93 per share;

—	81,000 ordinary shares issuable upon the exercise of outstanding options granted to directors under our 2003 Amended and Restated Equity Incentive Plan that had not vested as of September 17, 2007, at a weighted average exercise price of $12.23 per share;

—	12,000 restricted stock units granted to directors under our 2003 Amended and Restated Equity Incentive Plan;

—	63,000 ordinary shares issuable upon exercise of options or as RSUs that may be granted in the future under our 2003 Amended and Restated Equity Incentive Plan (such amount is reduced by one ordinary share for each option and three ordinary shares for each restricted share unit that we grant under the plan); and

—	ordinary shares issuable pursuant to the Exchange Right Agreement, dated May 8, 2003, among our company, EZchip and certain EZchip shareholders.

RISK FACTORS

        Investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risk factors discussed in the section entitled “Risk Factors” beginning on page 4 of the accompanying prospectus and those discussed in documents incorporated reference in the prospectus, as well as any amendment or update thereto reflected in subsequent filings with the Commission. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment.

MARKET FOR OUR ORDINARY SHARES

        Our ordinary shares are quoted on the NASDAQ Capital Market (prior to April 14, 2003, our ordinary shares were traded on the NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol “LNOP.” On September 17, 2007, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $19.89 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 78.54. As of September 17, 2007 and before the issuance of the 1,600,000 ordinary shares pursuant to this prospectus supplement, we had 16,712,245 ordinary shares outstanding.

        Set forth below for each of the periods indicated are the range of high and low NASDAQ sales prices for our ordinary shares as reported by NASDAQ, and the high and low sales prices (in U.S. dollars) on the Tel-Aviv Stock Exchange. Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Quarterly Share Price Information

        The following table sets forth, for each of the full financial quarters for the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

2005
First quarter	14.90	6.62	14.41	7.60
Second quarter	9.49	6.60	9.37	6.86
Third quarter	8.69	6.04	8.41	6.94
Fourth quarter	7.34	4.56	7.05	4.93

2006
First quarter	9.59	5.02	9.16	5.25
Second quarter	10.84	8.21	10.88	8.55
Third quarter	10.09	6.65	10.07	7.63
Fourth quarter	15.24	9.70	15.26	9.85

2007
First quarter	15.57	11.20	15.11	11.43
Second quarter	16.99	12.74	16.69	13.05
Third quarter (through September 17)	20.00	13.35	19.67	13.25

Monthly Share Price Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

March 2007	15.57	11.20	15.11	11.43
April 2007	14.33	12.74	14.45	13.25
May 2007	16.99	12.95	16.69	13.05
June 2007	15.98	13.83	16.10	14.04
July 2007	16.70	14.13	17.61	13.25
August 2007	18.40	13.35	16.86	13.36

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the capitalization of our company as of June 30, 2007 on an actual basis and on an as adjusted basis to give effect to the following transactions as if they had occurred on that date: (i) the sale and issuance of 1,600,000 ordinary shares to Jefferies & Company, Inc. in this offering at the price of $18.30 per ordinary share, and the receipt by us of estimated net proceeds of approximately $29.18 million, after deducting estimated offering expenses; and (ii) the sale and issuance of 900,000 ordinary shares to an investor subsequent to June 30, 2007 at an average price per share of $15.94 and the receipt by us of net proceeds of approximately $14.35 million from such offering.

	As of June 30, 2007
	Actual	As Adjusted
	(U.S. dollars in thousands)

Cash, cash equivalents and marketable securities	$16,329	$59,857
Short-term debt	--	--
Long-term loan	3,460	3,460
Preferred shares in a subsidiary	23,770	23,770
Total shareholders' equity	29,829	73,357
Total liabilities and shareholders' equity	65,373	108,901

DILUTION

        Our unaudited net tangible book value as of June 30, 2007 was $30.56 million, or $1.83 per ordinary share, as adjusted to give effect to the sale and issuance of 900,000 ordinary shares to an investor subsequent to June 30, 2007 at an average price per share of $15.94 and the receipt by us of net proceeds of approximately $14.35 million from such offering. Net tangible book value per share represents the total amount of our tangible assets reduced by the amount of our liabilities and divided by the number of ordinary shares outstanding on June 30, 2006. Our unaudited net tangible book value at June 30, 2007, as adjusted and after giving effect to the sale by us of 1,600,000 ordinary shares to Jefferies & Company, Inc. in this offering at a price of $18.30 per share, and after deducting estimated offering expenses, would be $59.74 million or $3.26 per share based on 18,312,245 ordinary shares outstanding upon completion of this offering.

        This represents an immediate increase in pro forma net tangible book value of $1.43 per ordinary share to existing shareholders and an immediate dilution of $15.59 per ordinary share to new investors purchasing our ordinary shares in this offering at a public offering price of $18.85 per share.

        Dilution per share represents the difference between the price per share to be paid for the ordinary shares sold by us in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Public offering price per ordinary share		$18.85
Net tangible book value per ordinary share as of June 30, 2007*	$1.83
Increase in net tangible book value per share attributable to the offering	1.43

Net tangible book value per share after the offering		3.26

Dilution per share to new investors in this offering		$15.59

*     As adjusted to reflect the sale and issuance of 900,000 ordinary shares to an investor subsequent to June 30, 2007 at an average price per share of $15.94 and the receipt by us of net proceeds of approximately $14.35 million from such offering.

USE OF PROCEEDS

        Following the sale by us of the 1,600,000 ordinary shares being offered hereby, we estimate that we will receive net proceeds of approximately $29.18 million, after deducting the estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of cash generated by our operations.

UNDERWRITING

        We have entered into an underwriting agreement with Jefferies & Company, Inc., New York, New York, as underwriter. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us 1,600,000 of our ordinary shares at a price per share of $18.30 (approximately $29.18 million aggregate proceeds to us after deducting estimated offering expenses payable by us).

        The underwriting agreement provides that the underwriter’s obligation to purchase our ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement, including that:

—	the representations and warranties made by us to the underwriter are true;

—	there has been no material adverse change in our condition; and

—	we deliver customary closing documents to the underwriter.

Commission, Discounts and Expenses of the Offering

        Ordinary shares offered by the underwriter to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. If all the ordinary shares are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms.

        Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the ordinary shares at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

        We estimate that the total expenses of this offering to be paid by us, will be approximately $100,000.

Stabilization and Short Positions

        The offering price of our ordinary shares may not correspond to the price at which our ordinary shares will trade in the public market subsequent to this offering.

        In connection with this offering, the underwriter may engage in stabilizing transactions and overallotment transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

—	Stabilizing transactions permit bids for or the purchase of the underlying security by the underwriter so long as the stabilizing bids do not exceed a specified maximum.

—	Overallotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase in this offering, which create a short position. The underwriter must close out any short position by purchasing shares in the open market.

        These stabilizing transactions and overallotment transactions may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in respect of those liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Lock-up Agreements

        Our directors and executive officers have agreed, with limited exceptions, for a period of forty-five (45) days after the date of this prospectus supplement, subject to extension under certain circumstances, not to, without the prior written consent of the underwriter, directly or indirectly, offer, sell or otherwise dispose of any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares or enter into any derivative transaction with similar effect as a sale of our ordinary shares.

        We have also agreed, with limited exceptions, for a period of forty-five (45) days after the date of this prospectus supplement, subject to extension under certain circumstances, not to, without the prior written consent of the underwriter, directly or indirectly, offer, sell or otherwise dispose of, or announce the offering of, or file any registration statement under the Securities Act in respect of, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any shares of our ordinary shares or enter into any derivative transaction with similar effect as a sale of our ordinary shares, except that we may issue ordinary shares under employee benefit plans, including share option plans, existing as of the date of this prospectus supplement or any amendment or replacement of any such plan and the filing of or amendment to any registration statement related to the foregoing.

        The underwriter may, however, in its sole discretion and at any time or from time to time before the termination of the 45-day period referenced above, without notice, release all or any portion of the securities subject to lock-up agreements. This 45-day period may be extended under certain circumstances if (1) during the last 17 days of the 45-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 45-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Transactions with Underwriter

        The underwriter has not provided any services to us in the past. However, it may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of its business.

Listing

        Our ordinary shares are listed on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange under the symbol “LNOP.”

Electronic Distribution

        A prospectus and prospectus supplement in electronic format may be made available on Internet sites or through other online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus and prospectus supplement in electronic format, the information on the underwriter’s designated website and any information contained in any other website maintained by the underwriter is not part of the prospectus or this prospectus supplement or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Transfer Agent

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, located at 59 Maiden Lane, Plaza Level, New York, NY 10038, Tel. 718-921-8275.

MATERIAL CONTRACTS

        Our Annual Report on Form 20-F for the year ended December 31, 2006, which is incorporated by reference into this prospectus, contains summaries of our material contracts for the two years immediately preceding December 31, 2006.

EXPERTS

        Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 included in our Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with the ordinary shares offered hereby will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriter by Proskauer Rose LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION
BY REFERENCE

        We file annual and special reports and other information with the Commission (File Number 0-20860). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the Commission’s public reference room at 100 F Street, N.E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

        Since we filed the last amendment to the registration statement, we have filed with the Commission the following documents which are incorporated by reference into the prospectus and this prospectus supplement:

—	Our Reports on Form 6-K submitted to the Commission on August 13, 2007, August 21, 2007, August 31, 2007, September 4, 2007, September 10, 2007, September 12, 2007, September 18, 2007 and September 19, 2007.

—	Issuer Free Writing Prospectus, pursuant to Rule 433 under the Securities Act of 1933, dated August 13, 2007, and filed with the Commission on August 14, 2007 (File No. 333-144251).

—	Issuer Free Writing Prospectus, pursuant to Rule 433 under the Securities Act of 1933, dated August 13, 2007, and filed with the Commission on August 14, 2007 (File No. 333-144251).

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to LanOptics Ltd., 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, Attn: Dror Israel, Chief Financial Officer, telephone number +972-4-959-6666. You may also obtain information about us by visiting our website at www.lanoptics.com. Information contained in our website is not part of this prospectus.

        You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

        You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus supplement or the accompanying base prospectus. Various factors discussed in this prospectus supplement and the accompanying base prospectus, including, but not limited to, all the risks discussed in “Risk Factors” beginning on page 4 of the accompanying base prospectus, may cause actual results or outcomes to differ materially from those expressed in forward-looking statements. You should read and consider any forward-looking statements together with such risk factors.

        Any forward-looking statement applies only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

PROSPECTUS

LANOPTICS LTD.

2,500,000 ORDINARY SHARES

        LanOptics Ltd. intends to offer from time to time, at prices and on terms to be determined at or prior to the time of sale, up to 2,500,000 of its ordinary shares to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. We will specify the number of ordinary shares being offered and the name or names of any underwriters, dealers or agents, together with the terms and conditions for such offer, the purchase price for the ordinary shares, any underwriting discounts and commissions and our net proceeds from the sale thereof, in supplements to this prospectus. You should read both the prospectus and the applicable prospectus supplements carefully before you invest.

        The ordinary shares of LanOptics Ltd. are listed on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange under the symbol “LNOP.” On July 27, 2007, the last reported sale price of an ordinary share of LanOptics Ltd. on the NASDAQ Capital Market, was $15.00.

Investing in our ordinary shares involves risks. Please read “Risk Factors” beginning on page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 8, 2007

        When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. The ordinary shares are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        In this prospectus, “we”, “us”, “our”, the “Company” and “LanOptics” refer to LanOptics Ltd., an Israeli company, and our major subsidiary, EZchip Technologies Ltd.

        All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

        We were incorporated in Israel in December 1989. Until 1999, our principal business was the development, manufacturing and marketing of solutions and Internet applications that improve connectivity and performance of corporate local area networks, or LANs, and wide area networks, or WANs. Our business now consists of the development and marketing of high performance network processors through our independent business unit, EZchip Technologies Ltd., or EZchip, in which we currently have an approximately 78% ownership interest.

        Our registered offices and our principal executive offices are located at 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel, and our telephone number is 972-4-959-6666. Our address on the Internet is www.lanoptics.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

The Offering

Ordinary shares offered	2,500,000 shares

NASDAQ Capital Market symbol	"LNOP"

Use of proceeds	We intend to use the net proceeds from the sale of the ordinary shares in this offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company.

Ordinary shares outstanding before the offering	15,812,245 shares

Ordinary shares outstanding after the offering	18,312,245 shares

Risk factors	For a discussion of the risks related to our business, the offering and our ordinary shares, and our location in Israel, see "Risk Factors" beginning on page 4 of the prospectus.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating To Our Business

We have had a limited operating history in the network processor industry and our future financial results are difficult to predict.

        Our future success will be subject to the risks we will encounter in the network processor industry. We have a limited operating history in the industry, with our first product sales in the second quarter of 2002 and total network product sales through March 31, 2007 of approximately $25.2 million. We have also incurred operating losses in each of the five last fiscal years. Our limited operating history makes it difficult to evaluate the prospects of our business. Moreover, the network processor industry is constantly evolving and is subject to technological and competitive forces beyond our control. Our ability to design and market products to meet customer demand and the revenue and income potential of our products and business are unproven. As an early stage company in the developing network processor industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

—	expand and enhance our product offerings;

—	increase our revenues;

—	diversify our sources of revenue;

—	respond to technological changes; and

—	respond to competitive market conditions.

        If we fail to address these risks and uncertainties, our results of operations will be adversely affected.

We are dependent on the networking equipment market for our growth, and if it does not grow, then we will not be able to expand our business.

        Although there are many companies operating in the networking equipment market, a significant portion of the market is controlled by a limited number of companies. The growth of our network processor business depends in part on increased acceptance and use of networking equipment that is developed and manufactured by companies with significant market share. We depend on the ability of our target customers, specifically those with a significant share of the networking equipment market, to develop new products and enhance existing products for the networking equipment market that incorporate our products and to introduce and promote their products successfully. The market for networking equipment depends in part upon the market’s acceptance of packet-based converged telecom networks, in particular carrier Ethernet networks, as well as 10 Gigabit Ethernet technologies that enable the forwarding of data at a high speed. Ultimately, the development rate of these technologies may be slower than we anticipate. If the use of networking equipment does not grow as we anticipate, if we are unsuccessful in maintaining our relationships with our current customers, specifically those with a significant share of the networking equipment market, and creating relationships with other target customers with significant market share, if our target customers do not incorporate our products into theirs, or if the products of our target customers that incorporate our network processors are not commercially successful, our growth will be impeded.

Many of our competitors and potential competitors are much larger than us, and if we are unable to compete effectively we could lose our market share and revenues.

        The market for network processors is intensely competitive, rapidly evolving and subject to rapid technological change. We believe that competition in this market will become more intense in the future and may cause price reductions, reduce gross margins and result in loss of market share, any one of which could significantly reduce our future revenue and increase our losses. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and significantly larger customer bases than we do. In addition, we face competition from current and prospective customers who may choose to develop their own network processors.

        Additionally, many of our competitors also have well-established relationships with our prospective customers and suppliers and prospective customers may have competitive reasons to prefer our competitors. As a result of these factors, many of our competitors, either alone or with other companies, have significant influence in our target markets that could outweigh our technological advantage.

Our products may have defects, which could damage our reputation, decrease market acceptance of our products, cause us to lose customers and revenue, increase production costs and result in liability.

        Highly complex products such as network processors may contain hardware or software defects or bugs. Often, these defects and bugs are not detected until after the products have been shipped. If any of our products contain defects, or have reliability, quality or compatibility problems, our reputation might be damaged significantly and customers might be reluctant to buy our products, which could result in the loss of or failure to attract customers. In addition, these defects could interrupt or delay sales. We may have to invest significant capital and other resources to correct these problems. If any of these problems are not found until after we have commenced commercial production of a new product, we might incur substantial additional development costs. If we fail to provide solutions to the problems, such as software patches, we could also incur product recall, repair or replacement costs. These problems might also result in claims against us by our customers or others. In addition, these problems might divert technical and other resources from other development efforts. Moreover, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. This is particularly significant as we are relatively a new entrant to a market dominated by large, well-established companies.

We may have to redesign our products to meet rapidly evolving industry standards and customer specifications, which could delay our production and increase our operating costs.

        We operate in a market characterized by rapidly evolving industry standards, product obsolescence, and new manufacturing and design technologies. Many of the standards and protocols for our products are based on high speed networking technologies that have not been widely adopted or ratified by one of the standard setting bodies in our customers’ industry.

        Our target customers, network equipment manufacturers, are likely to have varying requirements and may delay or alter their design demands during this standard-setting process. In response, we may have to redesign our products to suit these changing demands, which would likely delay the production of our future products and increase operating costs.

Because our products have lengthy design and development cycles, we could experience delays in generating revenues or cancellation of customer contracts.

        We may never generate significant revenues from our newly developed products after incurring significant design and development expenditures. A customer may decide to cancel or change its product plans, which could cause us to generate no revenue from that customer and adversely affect our results of operations. A delay or cancellation of a customer’s plans could significantly adversely affect our financial results. Even after winning a design contract, a customer may not begin volume production of our equipment for a period of up to two years, if at all. Due to this lengthy design and development cycle, a significant period may elapse from the time we begin incurring expenses until the time we generate revenue from our products. We have no assurances that our customers will ultimately market and sell their equipment incorporating our network processors, or that such efforts by our customers will be successful.

The loss of personnel could affect our ability to design and market our products.

        To succeed, we must retain and hire technical personnel highly skilled at the design and test functions used to develop high speed networking products and related software. The competition for such employees is intense. We, along with our competitors, customers and other companies in the communications industry, face intense competition for those employees from competitors and from an increasing number of emerging startup companies with potentially lucrative employee ownership arrangements. Recruiting, hiring and retaining key personnel can also result in significant monetary costs.

If we are unable to adequately protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures, our competitors could use our proprietary information and we could lose our competitive advantage.

        To compete effectively, we must protect our proprietary information. We rely on and intend to rely on a combination of patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. Our failure to adequately protect our technology or other intellectual property from use by our competitors could jeopardize our competitive advantage, and result in a loss of customers. We have a number of issued patents, however, the patents that have been issued may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength, or may not be issued in all countries where our products can be sold. In addition, our competitors may be able to design around our patents.

Our products employ technologies that may infringe on the proprietary rights of third parties, which may expose us to litigation and prevent us from selling our products.

        Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry. This often results in expensive and lengthy litigation. We, as well as our customers or suppliers, may be accused of infringing on patents or other intellectual property rights owned by third parties. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, nor might we be able to find appropriate licenses on reasonably satisfactory terms.

Because the processes used to manufacture our products are complex, customized to our specifications and can only be performed by a limited number of manufacturing facilities, we may experience delays in production and increased costs.

        The manufacture of processors is a highly complex and technically demanding process. Defects in design or problems associated with transitions to newer manufacturing processes or new manufacturers can result in unacceptable manufacturing yields and performance. These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected. As a result, defects, performance problems with our products or poor manufacturing yields could adversely affect our business and operating results.

If third-party manufacturers and other suppliers terminate our arrangement with them, or amend them in a manner detrimental to us, we may experience delays in production and our business maybe adversely affected.

        The fabrication of our network processors is outsourced to third-party manufacturers and subcontractors. There are significant risks associated with our reliance on third-party manufacturers. Most significantly, if our manufacturing suppliers are unable or unwilling to provide us with adequate manufacturing capacity, we would have to identify and qualify one or more substitute suppliers for our products. Our manufacturers may experience unanticipated events that could inhibit their abilities to provide us with adequate manufacturing capacity on a timely basis, or at all. Historically, there have been periods in which there has been a worldwide shortage of manufacturer capacity for the production of high-performance processors such as ours. Introducing new products or transferring existing products to a new third party manufacturer would require significant development time to adapt our designs to their manufacturing processes and could cause product shipment delays. In addition, the costs associated with manufacturing our products may increase if we are required to use a new third party manufacturer. If we fail to satisfy our manufacturing requirements, our business would be materially harmed.

        Due to business considerations, we have entered into an agreement with a sole supplier for the manufacture of each existing model of our network processors, and we expect to use a sole supplier for our next generation of network processors as well. Our NP-1 and NP-1c network processors are manufactured by IBM. Our NP-2 network processor is manufactured by Taiwan Semiconductor Manufacturing Co., or TSMC, for a third party that coordinates and assumes responsibility for various aspects of the manufacturing process and also arranges for the manufacture. IBM, TSMC or any future sole supplier may reduce or delay shipment if its ability to manufacture network processors is constrained. If a sole supplier of our network processors, a third party that arranges for their manufacture, or any other subcontractor fails to deliver network processors or necessary components or services on time or at all, our business could be severely harmed. In addition, if the current manufacturing arrangement between our third party subcontractor and TSMC is terminated or amended in a manner detrimental to us, it could adversely affect our business while we try to make alternative arrangements with substitute suppliers.

        These and other risks associated with our reliance on a third-party manufacturer could materially and adversely affect our business, financial condition and results of operations.

We have a history of operating losses and may not achieve or sustain profitability in the future. If internally generated funds are insufficient and we are unable to procure funding on favorable terms, we would not be able to develop and expand our business, which could negatively affect our revenues.

        We expect that significant funding will be required in order to continue to develop our products and to expand our business. Given the state of development of our products and the present economic environment, we believe that we have sufficient funding resources to finance our operations through the end of 2008. The capital markets have experienced severe downturns over the last couple of years, especially relating to technology companies, and access to capital has at times been both difficult and expensive.

        We have incurred operating losses in each of the five last fiscal years and we may not be able to achieve or sustain profitable operations in the future. If internally generated funds are insufficient and we do not obtain enough funding to support our future development when needed, our business will suffer. Even if we are successful in obtaining funding through the capital markets or otherwise, such funding may not be on terms favorable to us.

Risks Relating to the Offering and Our Ordinary Shares

Your ownership interest in LanOptics may be diluted as a result of anticipated further exchanges of our shares for EZchip shares or as a result of additional financings.

        We currently own approximately 78% of EZchip. We intend to continue to exchange our shares from time to time for EZchip shares in order to increase our ownership interest in EZchip. We will attempt to effect all such exchanges at an exchange ratio that reflects the relative values of LanOptics and EZchip. If we are required to issue more LanOptics shares than the number that reflects our value relative to the value of EZchip, the ownership interests of LanOptics existing shareholders will be diluted. In addition, we may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. Any such financing may dilute the relative holdings of current LanOptics shareholders.

The liquidation preference of the preferred shareholders of EZchip may limit LanOptics’ return in the event of a sale of EZchip.

        We hold both ordinary shares and various classes of preferred shares in EZchip. The other shareholders of EZchip hold only preferred shares, which provide the holders with preferences upon liquidation. If EZchip were to be sold, the transaction would likely be deemed a liquidation event that would entitle the preferred shareholders to their liquidation preference before any distribution to the holders of ordinary shares. This may result in those shareholders receiving a higher percentage in liquidation than their actual ownership percentage. Any voluntary liquidation event would require the approval of our board of directors.

Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of our ordinary shares and the future exercise of our options and warrants may result in substantial dilution and may cause the market price of our ordinary shares to decline.

        Future sales of our ordinary shares and the future exercise of our options and warrants may result in substantial dilution. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of our ordinary shares for future sale, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public marketplace, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for investors to sell ordinary shares at a time and price which such investors deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

        We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain earnings, if any, for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. Any future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded primarily on the NASDAQ Capital Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Capital Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Relating To Our Location In Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our sales.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

        Additionally, some of our key employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time in the event of a national emergency. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees due to military service. Any disruption in our operations would harm our business.

Fluctuations in the exchange rate between the U.S. dollar and foreign currencies may affect our operating results.

        A significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in U.S. dollars may increase. NIS linked balance sheet items may create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and share price.

Changes to tax laws may result in our receiving fewer benefits than we hope to receive.

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend.

        On April 1, 2005 an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we did not generate income under the provision of the new law.

The government grants we have received for research and development expenditures limit our ability to transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS. We therefore must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law. In recent years, the Government of Israel has accelerated the rate of repayment of OCS grants and may further accelerate them in the future. In addition, if we fail to comply with any of the requirements imposed by the OCS, such as change of control notices and annual reporting requirements, we may be required to refund any grants previously received together with interest and penalties, and a person who transferred OCS-funded technology may be subject to criminal charges and up to three years in prison.

        Technology developed by OCS funding may not be transferred and any transfer of technology generally requires the approval of an OCS committee. A transfer, for the purpose of OCS rules, means an actual sale of the technology, any exclusive license to develop, market, and manufacture products resulting from the technology or any other transaction which in essence constitutes a transfer of the technology and does not include the worldwide sale of products that are based on technology developed with OCS funding. There is no assurance that we will receive the required approvals should we wish to transfer this technology in the future. These restrictions may impair our ability to sell our technology assets, and the restrictions will continue to apply even after we have repaid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

It may be difficult to enforce a U.S. judgment against us or our officers and directors, to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors.

        We are organized under the laws of the State of Israel. Substantially all of our executive officers and directors and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to collect a judgment obtained in the United States against us or any of these persons, or to effect service of process upon these persons in the United States. Furthermore, it may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. The Israeli Companies Law also provides that a breach of the duty of fairness will be governed by the laws governing breach of contract; however, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our shares.

        Some of the provisions of Israeli law could:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control; and

—	limit the price that investors might be willing to pay in the future for our ordinary shares.

        Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. These provisions may adversely affect the price of our shares.

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the capitalization of our company as of March 31, 2007.

As of March 31, 2007
(U.S. dollars in thousands)

Cash, cash equivalents and marketable securities	16,330
Short-term debt	0
Long-term loan	3,398
Preferred shares in a subsidiary	23,770
Total shareholders' equity	31,141
Total liabilities and shareholders' equity	65,726

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $37.46 million from the sale by us of 2,500,000 ordinary shares in this offering based on an assumed offering price of $15.00 per ordinary share, which is the market price of the ordinary shares on July 27, 2007.

        We intend to use the net proceeds from the sale of the ordinary shares in this offering for general corporate purposes and to increase our ownership interest in EZchip, including through the purchase of EZchip ordinary shares issued upon exercise of employee stock options of such company.

MARKET PRICE DATA

        Our ordinary shares are quoted on the NASDAQ Capital Market (prior to April 14, 2003, our ordinary shares were traded on the NASDAQ National Market) and on the Tel Aviv Stock Exchange under the symbol “LNOP.” On July 27, 2007, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $15.00 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 59.81.

        Set forth below for each of the periods indicated are the range of high and low NASDAQ sales prices for our ordinary shares as reported by NASDAQ, and the high and low sales prices (in U.S. dollars) on the Tel-Aviv Stock Exchange. Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Quarterly Share Price Information

        The following table sets forth, for each of the full financial quarters for the two most recent full financial years and any subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel-Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

2005
First quarter	14.90	6.62	14.41	7.60
Second quarter	9.49	6.60	9.37	6.86
Third quarter	8.69	6.04	8.41	6.94
Fourth quarter	7.34	4.56	7.05	4.93

2006
First quarter	9.59	5.02	9.16	5.25
Second quarter	10.84	8.21	10.88	8.55
Third quarter	10.09	6.65	10.07	7.63
Fourth quarter	15.24	9.70	15.26	9.85

2007
First quarter	15.57	11.20	15.11	11.43
Second quarter	16.99	12.74	16.69	13.05
Third quarter (through July 27)	16.70	14.13	16.61	13.84

Monthly Share Price Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Capital Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

January 2007	14.39	11.70	14.26	12.09
February 2007	14.28	11.40	14.44	11.77
March 2007	15.57	11.20	15.11	11.43
April 2007	14.33	12.74	14.45	13.25
May 2007	16.99	12.95	16.69	13.05
June 2007	15.98	13.83	16.10	14.04
July 2007 (through July 27)	16.70	14.13	16.61	13.84

PLAN OF DISTRIBUTION

        We may sell the ordinary shares offered by us under this prospectus, from time to time, in or outside of the United States, to underwriters or dealers, through agents, directly to purchasers or through a combination of these methods. The applicable prospectus supplement will contain specific information relating to the terms of the offering, including:

—	the name or names of any underwriters, dealers or agents;

—	the purchase price of the ordinary shares;

—	our net proceeds from the sale of the ordinary shares;

—	any underwriting discounts and other items constituting underwriters' compensation; and

—	the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

        If underwriters are used in the sale, the ordinary shares will be acquired by the underwriters for their own account. Underwriters may offer the ordinary shares directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the ordinary shares in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the ordinary shares will be subject to certain conditions. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

        If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the ordinary shares to the dealers as principals. The dealers may then resell the ordinary shares to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

        We may sell the ordinary shares directly to the public, without the use of underwriters, dealers or agents. We may also sell the ordinary shares through agents we designate from time to time. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

General Information

        Underwriters, dealers and agents that participate in the distribution of the ordinary shares may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions we pay to them and any profit made by them on the resale of the ordinary shares may be treated as underwriting discounts and commissions under the Securities Act of 1933. In accordance with NASD Rules, underwriting commissions or discounts will not exceed 8%. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

        We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

        Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

DESCRIPTION OF SHARE CAPITAL

Share Capital

        Our authorized share capital consists of 30,000,000 ordinary shares, par value NIS 0.02 per share. Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid. The rights of our ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument. Under Israeli law and our articles of association, each shareholder of record is entitled to receive at least 21 days’ prior notice of any shareholders’ meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date, which shall be not more than forty nor less than four days prior to the date of the meeting.

Dividend and Liquidation Rights

        We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Pursuant to Israel’s securities laws, a company registering its shares for trade on the Tel Aviv Stock Exchange may not have more than one class of shares for a period of one year following registration, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have not voting rights. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s articles of association require otherwise. Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders, but the payment of a final dividend requires shareholder approval.

Annual and Extraordinary General Meetings

        We must hold our annual general meeting of shareholders each year no later than fifteen months from the last annual meeting, at a time and place determined by the board of directors. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. A special meeting may be convened by request of two directors, one quarter of the directors in office, or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold at least 50% of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Voting Rights

        Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting have the power to elect all of our directors, except the outside directors whose election requires a special majority.

        Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Our articles of association provide that most decisions may be made by a simple majority, although certain resolutions, referred to as special resolutions (for example, changes to the articles of association) require approval of at least 75% of the shares present and voting on the matter.

Limitations on The Rights to Own Securities

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Anti-Takeover Provisions Under Israeli Law

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 25% of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with 45% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

—	there is a limitation on acquisition of any level of control of the company; or

—	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

        The Israeli Companies Law requires the parties to a proposed merger to file a merger proposal with the Israeli Registrar of Companies, specifying certain terms of the transaction. Each merging company’s board of directors and shareholders must approve the merger. Shares in one of the merging companies held by the other merging company or certain of its affiliates are disenfranchised for purposes of voting on the merger. A merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies and at least 30 days have passed from the approval of the shareholders of each of the merging companies.

        Finally, in general, Israeli tax law treats stock-for-stock acquisitions less favorably than does U.S. tax law. Israeli tax law has been amended to provide for tax deferral in specified acquisitions, including transactions where the consideration for the sale of shares is the receipt of shares of the acquiring company. Nevertheless, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid.

MATERIAL TAX CONSIDERATIONS

ISRAELI TAX CONSIDERATIONS

        The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit, and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

General corporate tax structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

        As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise and Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

        EZchip’s facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise and Privileged Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        On April 1, 2005 an amendment to the Investment Law came into effect, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        Under the Approved/Privileged Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company’s undistributed income derived from an Approved/Privileged Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved/Privileged Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved/Privileged Enterprise.

        If a company distributes dividends from tax-exempt Approved/Privileged Enterprise income, the company will be taxed on the otherwise exempt income at the same corporate tax rate that applies to it.

        Currently, EZchip has one Approved Enterprise program under the alternative track of the Investment Law. EZchip has derived, and expects to continue to derive, a substantial portion of its operating income from its Approved Enterprise facilities. In addition, EZchip recently applied to the tax authorities to qualify for benefits as a Privileged Enterprise under the Investment Law, as amended, with 2006 as the election year for the program. EZchip is therefore eligible for a tax exemption for a period of ten years on undistributed Approved Enterprise income. We and EZchip intend to continue to elect our investments in productive assets as Privileged Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

        The benefits available to an Approved/Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If EZchip does not fulfill these conditions in whole or in part, the benefits can be cancelled and it may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that EZchip’s Approved Enterprise program currently operates in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        As a result of the amendment to the Investment Law in April 2005, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of March 31, 2007, we had not generated any income under the provisions of the new law.

Law for Encouragement of Research and Development in the Industry, 1984

        Since April 2006, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist, or the OCS, under our approved plans in accordance with the Israeli Law for Encouragement of Research and Development in the Industry, 1984, or the R&D Law. Through March 31, 2007, we had applied and received approval for grants totaling $2.0 million from the OCS. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.0% during the first three years and 3.5% beginning with the fourth year, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The grants also bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues.

        The government of Israel does not own proprietary rights in knowledge developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the OCS’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even after we have paid the full amount of royalties payable for the grants.

        The R&D Law provides that the consent of the OCS for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows:

—	the grant recipient pays to the OCS a portion of the sale price paid in consideration for such OCS-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights;

—	the grant recipient receives know-how from a third party in exchange for its OCS funded know-how; or

—	such transfer of OCS funded know-how arises in connection with certain types of cooperation in research and development activities.

        As of March 31, 2007, we had an outstanding contingent obligation to pay royalties in the amount of approximately $2.0 million.

Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

        The following are the principal corporate tax benefits that are available to Industrial Companies:

—	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

—	accelerated depreciation rates on equipment and buildings,

—	under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

—	expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special provisions relating to taxation under inflationary conditions

        We measure our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Our results for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index.

Taxation of non-Israeli shareholders on receipt of dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved/Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” are subject to tax at the rate of 20%.

        Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

Capital gains taxes applicable to non-Israeli shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

Foreign exchange regulations

        Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollar at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary sets forth the material U.S. federal income tax consequences applicable to the following persons who purchase, hold or dispose of ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations, or other entities taxable as corporations for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) estates, the income of which is subject to U. S. federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) a valid election is in effect under applicable Treasury regulations to be treated as a U.S. person. This discussion is based on the provisions of the U. S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change either prospectively or retroactively. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets for U.S. federal income tax purposes and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, (c) U.S. Shareholders owning, directly or by attribution, 10% or more of the LanOptics’ outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, or appreciated financial position, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-U. S. tax law.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

        THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF A U.S. SHAREHOLDER’S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH U.S. SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Distributions Paid on the Ordinary Shares

        Subject to the discussion of the passive foreign investment company rules below, a U.S. Shareholder generally will be required to include in gross income as dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the LanOptics’ current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars on that day. A U.S. Shareholder generally will recognize foreign currency gain or loss (which is treated as ordinary income or loss from sources within the United States) upon the subsequent disposition of NIS.

        Subject to certain conditions and complex limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which such U.S. Shareholders elect to do so for all non-U.S. income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive category income” or, in the case of certain U.S. Shareholders “general category income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. The rules relating to foreign tax credits are complex, and each U.S. Shareholder should consult his or her tax advisor to determine whether he or she would be entitled to this credit.

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) LanOptics is entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that LanOptics is entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of the Ordinary Shares

        Subject to the discussion of the passive foreign investment company rules below, the sale, exchange or other disposition of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares (determined in U.S. dollars). Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. Under the Treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the Treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

        In the case of a cash basis U.S. Shareholder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Shareholder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

        An accrual basis U.S. shareholder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Shareholder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Shareholder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Shareholder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Company Status

        For U.S. federal income tax purposes, a foreign corporation will be classified as a passive foreign investment company, or a PFIC, if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income.

        Although not free from doubt, based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurance that we will not in fact be considered to be a PFIC for our current taxable year or any other subsequent year because (i) the determination of whether or not we are a PFIC will be based on the composition of our income and assets and can be definitively made only after the end of each taxable year, (ii) the value of our stock has been volatile historically, (iii) we own substantial amount of assets such as cash and marketable securities which are considered a passive asset for purposes of the PFIC rules and (iv) the legal and financial analysis to determine whether a company is a PFIC is not entirely clear. Therefore, there is no assurance that our belief regarding PFIC status will not be challenged by the U.S. Internal Revenue Service, or the IRS, or that a court will not sustain such challenge.

        If we were a PFIC for any taxable year during a U.S. Shareholder’s holding period, dividends would not qualify for the reduced maximum tax rate, discussed above, and, if the U.S. Shareholder did not timely elect to treat the Company as a “qualified electing fund” under Section 1295 of the Code or elect to “mark to market” the ordinary shares (each as discussed below), the U.S. Shareholder would be subject to special tax rules on the receipt of an “excess distribution” on the ordinary shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder’s holding period in the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or “excess distribution” would not be offset by any net operating losses. Additionally, if we are deemed to be a PFIC, a U.S. Shareholder who acquires our ordinary shares from a decedent generally will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death, and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value.

        U.S. Shareholders may avoid taxation under the rules described above by making (i) a “qualified electing fund” election for the first taxable year in which we are a PFIC to include such U.S. Shareholder’s share of our ordinary earnings and net capital gain on a current basis or (ii) a “deemed sale” election in a subsequent year, along with a qualified electing fund election, if we are still classified as a PFIC. A qualified electing fund election remains in effect until revoked by the IRS. You will not be able to make a qualified electing fund election unless we comply with certain applicable information reporting requirements.

        U.S. Shareholders holding “marketable stock” (which we consider our ordinary shares to be) in a PFIC may make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder’s adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

        If a U.S. Shareholder makes one of these two elections, distributions and gain generally will not be recognized ratably over the U.S. Shareholder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above generally will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by us.

        We will notify U.S. Shareholders in the event that we conclude that we will be treated as a PFIC for any taxable year.

        BOTH ELECTIONS ARE SUBJECT TO A NUMBER OF SPECIFIC RULES AND REQUIREMENTS, AND U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THESE ELECTIONS IF WE BECOME A PFIC.

Backup Withholding and Information Reporting

        Under certain circumstances, U.S information reporting and/or backup withholding of U.S. federal income tax (currently at the rate of 28%) on dividends received on, and the proceeds of the dispositions of, the ordinary shares may apply to U.S. Shareholders. A backup withholding tax may apply to such payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding tax will be allowed as a refund or credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS.

EXPENSES ASSOCIATED WITH THE REGISTRATION

        The expenses of the issuance and distribution of the shares being registered hereby, other than selling discounts and commissions, are estimated as follows:

SEC registration fee	$1,093
EDGARization and photocopying fees	2,000
Legal fees and expenses	25,000
Accounting fees and expenses	10,000
Transfer agent and registrar fees and expenses	2,000
Miscellaneous expenses	4,907
Total Expenses	$45,000

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

        Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

        The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

EXPERTS

        Our consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 included in our Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the ordinary shares offered hereunder will be passed upon for us by Naschitz, Brandes & Co., Tel-Aviv, Israel, our Israeli counsel.

MATERIAL CHANGES

        Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2006.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF CERTAIN INFORMATION
BY REFERENCE

        We file annual and special reports and other information with the SEC (Commission File Number 0-20860). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC’s public reference room at 100 F Street, N.E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

        The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006;

—	Our Reports on Form 6-K submitted to the SEC on May 15, 2007 and May 30, 2007; and

—	The description of our ordinary shares contained in Amendment No. 3 to our Registration Statement on Form F-1 filed with the SEC on November 18, 1992.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to LanOptics Ltd., 1 Hatamar Street, PO Box 527, Yokneam 20692, Israel, Attn: Dror Israel, Chief Financial Officer, telephone number +972-4-959-6666. You may also obtain information about us by visiting our website at www.lanoptics.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act. As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act, and (iii) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC’s website at http://www.sec.gov.

        We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We make available to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. For periods beginning on or after January 1, 2004, we prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States. For periods prior to January 1, 2004, we prepared our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in Israel.

        In addition, since we are also listed on the Tel Aviv Stock Exchange, or TASE, we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings effected as of February 17, 2004 through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have been informed by our legal counsel in Israel, Naschitz, Brandes & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

—	the judgment is no longer appealable,

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

—	the judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

        An Israeli court also will not declare a foreign judgment enforceable if:

—	the judgment was obtained by fraud,

—	there was no due process,

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

—	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

        We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

1,600,000 ORDINARY SHARES

PROSPECTUS SUPPLEMENT

Jefferies & Company

September 17, 2007